UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For February 28, 2020

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City of Buenos Aires, February 28, 2020

DAL N° 249/20

Messrs.

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Bolsa de Comercio de Buenos Aires

Gerencia Técnica y de Valores Negociables

Re: Material Fact. Report on our own stock buyback.

Dear Sirs,

I am addressing you, as the Head of Market Relations of Transportadora de Gas del Sur S.A. (“TGS” or the “Company”), in order to report on the repurchase of TGS’ shares, complying with the provisions of section 64 and subsequent ones of the Capital Market Act No. 26,831 and the regulations set forth by Comisión Nacional de Valores (Argentine Securities and Exchange Commission) and with the terms and conditions approved by the Board in its meeting dated 19 November 2019 and published in the market through the Material Fact also dated 19 November 2019.

In that respect, I further state that on February 27, 2020 the Company acquired 85,000 of its own ADRs (each one representative of 5 of its common shares) pursuant to what is stated herein below:

Date of acquisition	Amount	Price	Gross Amount
02/27/2020	85,000 ADRs	US$ 5.5917	US$ 475,290.85

Yours faithfully,

Hernán Diego Flores Gómez

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán Diego Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: February 28, 2020.